Exhibit 99(a)(2)(A)

INAMED CORPORATION
5540 Ekwill Street
Santa Barbara, California 93111

December 6, 2005

To the Stockholders of Inamed Corporation:

        On November 21, 2005 Allergan, Inc. commenced an unsolicited tender offer to acquire all of the outstanding shares of Inamed for a per share consideration of $84 in cash or 0.8498 of a share of Allergan common stock, at the election of the holder, subject to proration such that the total value of the consideration payable would be $1.45 billion in cash and 17.9 million shares of Allergan. Allergan's tender offer is currently scheduled to expire at 12:00 midnight, New York City time, on Tuesday, December 20, 2005.

        Management of Inamed, together with the legal and financial advisors to Inamed, have negotiated a revised offer and merger agreement with Allergan, the terms of which are not yet reflected in the tender offer by Allergan. Inamed's Board of Directors has determined that the terms and conditions of the revised offer and merger agreement are fair to Inamed and its stockholders and constitute a superior proposal when compared to the terms of the pending merger with Medicis Pharmaceutical Corporation. However, because the terms reflected in the revised offer and merger agreement are materially different from the terms reflected in the original tender offer, at this time Inamed's Board of Directors has determined to remain neutral and make no recommendation with respect to the pending tender offer by Allergan.

        Inamed's Board reached the conclusion to remain neutral with respect to Allergan's tender offer after fully and fairly reviewing the terms of the tender offer, and after consulting extensively with the Board's financial and legal advisors.

        Please read the enclosed (i) Solicitation/ Recommendation Statement filed by Inamed with the Securities and Exchange Commission ("SEC") on December 5, 2005 and (ii) the Amended Solicitation/ Recommendation Statement filed by Inamed with the SEC on December 6, 2005. These documents explain in more detail the Board's recommendation and why the Board determined to remain neutral with respect to Allergan's tender offer at this time.

        On behalf of the Board of Directors, I thank you for your continued support.

Very truly yours,

Nicholas L. Teti
Chairman of the Board, President and
Chief Executive Officer